UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: August 2010
Commission File Number: 000-51116
Ku6 Media Co., Ltd.
(Exact name of registrant as specified in its charter)
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District,
Beijing 100028, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

FOR RELEASE ON AUGUST 29, 2010 AT 1:00 p.m. EDT
Ku6 Media Reports Second Quarter 2010 Results
BEIJING, China, August 29, 2010 /Xinhua-PRNewswire/ — Ku6 Media Co., Ltd., (“Ku6 Media” or the “Company”, Nasdaq: KUTV) a leader in online video portal operations in China, today announced unaudited financial results for its second quarter ended June 30, 2010.
This news release covers the second quarter and first half of 2010, as well as the comparable periods of 2009, and presents the results of Ku6 Media (formerly named Hurray! Holding Co., Ltd.), including the operating results of wireless value-added services (“WVAS”) businesses and recorded music (artist development and recorded music production and distribution) businesses prior to the date of the completion of the sale of these businesses on August 17, 2010, and excluding the operating results of Shanghai Yisheng Network Technology Co., Ltd. (“Yisheng”), the acquisition of which was completed on August 17, 2010.
On June 1, 2010, Ku6 Media entered into a definitive agreement to sell its WVAS and recorded music businesses to Shanda Interactive Entertainment Limited (“Shanda”) and acquire Yisheng, an online radio business from Shanda, which was approved by a special committee comprised of three independent directors of Ku6 Media after receiving a fairness opinion on the proposed transaction from its independent financial advisor. Accordingly the assets and liabilities of the two operations were classified as held for sale in the balance sheet as of June 30, 2010 and the corresponding operating results were presented as “Operating Results of Discontinued Operations” in the income statements. The transaction was consummated in August, 2010.
Highlights for the second quarter of 2010
Highlights for Continuing Operations - advertising
•	Total revenues from continuing operations, representing advertising revenues contributed by online video portal operations, were $2.4 million in the second quarter of 2010, up 98.8% from $1.2 million in the first quarter of 2010, which included only the months of February and March 2010, since the acquisition of Ku6 Media was completed in January 2010.
•	Net loss from continuing operations was $14.7 million in the second quarter of 2010, an increase in loss of 60.4% from $9.2 million in the first quarter of 2010.
Earnings before interest expense and interest income, income taxes, depreciation, and amortization (“EBITDA”, a non-GAAP measure) for continuing operations was negative $13.7 million in the second quarter of 2010.
Highlights for Discontinued Operations - WVAS and recorded music businesses
•	Total revenues were $5.7 million in the second quarter of 2010, up 0.8% from $5.6 million in the first quarter of 2010 and down 42.4% from $9.8 million in the second quarter of 2009.
•	Revenues from the WVAS business were $1.8 million in the second quarter of 2010, up 1.5% from $1.7 million in the first quarter of 2010 and down 68.3% from $5.6 million in the second quarter of 2009.
•	Revenues from the recorded music businesses were $3.9 million in the second quarter of 2010, remain stable compared to $3.9 million in the first quarter of 2010 and down 8.6% from $4.3 million in the second quarter of 2009.
•	Net income from discontinued operations was $2.9 million in the second quarter of 2010, which includes a gain of $4.5 million from the disposal of Beijing Huayi Brothers Music Co., Ltd (“Huayi Music”) in May 2010. The net loss of discontinued operations in the first quarter of 2010 and in the second quarter of 2009 amounted to $1.2 million and $9.2 million, respectively.

Highlights for Overall
•	Net loss attributable to Ku6 Media was $11.8 million in the second quarter of 2010, $10.4 million in the first quarter of 2010, and $10.9 million in the second quarter of 2009.
•	Net loss attributable to Ku6 Media per basic and diluted ADS was $0.40 in the second quarter of 2010, $0.37 in the first quarter of 2010, and $0.50 in the second quarter of 2009.
•	Earnings before interest expense and interest income, income taxes, depreciation, and amortization (“EBITDA”, a non-GAAP measure) was negative $10.6 million in the second quarter of 2010.
Mr. Shanyou (Kevin) Li, the recently appointed Chief Executive Officer of Ku6 Media and also the founder of Ku6 operations, said, “With the completion of the massive business realignments, featured by the sale of WVAS and recorded music businesses, we will be able to substantially focus on the online video market by better leveraging our resources to compete in the market.”
Mr. Shanyou (Kevin) Li also said, “We are happy to see the strong improvements in Ku6’s user stickiness and further expansion of our user base in the second quarter of 2010, as evidenced by the continuous growth in key business indicators such as increased active user numbers and page view traffics. We hope this is a signal of the ongoing enhancement in the value of our online video portal operations and the groundwork for increasing shareholder’s value in the long run.”
Business results
Continuing operations - advertising
Total revenues from continuing operations, representing the advertising revenue from online video portal operation were $2.4 million in the second quarter of 2010, up 98.8% from $1.2 million in the first quarter of 2010, which included only the months of February and March 2010, since the acquisition of Ku6 was completed in January 2010. The substantial increase in advertising revenues was mainly driven by, besides the full quarter consolidation of this segment ‘s operating results since the second quarter of 2010, the marketing efforts taken on by management, including offering a variety of integrated marketing package to brand advertisers, with the continuous strong user base expansion.
Gross loss was $8.8 million for the second quarter of 2010 compared with a gross loss of $5.0 million in the first quarter of 2010. The increase in gross loss of online video portal operations was mainly a result of the full-quarter consolidation of the segment’s operating results. The increase in gross loss of online video portal operations was partly offset by the scale-economy effects with the business expansion, which led to an improvement of gross loss margin to 369.5% in the second quarter of 2010 from 421.0% in the first quarter of 2010.
Operating expenses were $5.9 million in the second quarter of 2010 compared with $4.1 million in the first quarter of 2010, consisting of selling and marketing and general and administrative expenses. The increase in the operating expenses in the second quarter of 2010 from the first quarter of 2010 was mainly a result of the full-quarter consolidation of the operating results of online video portal operations since the second quarter of 2010.
Net loss from continuing operations was $14.7 million in the second quarter of 2010, an increase in loss of 60.4% from $9.2 million in the first quarter of 2010 partly due to the full-quarter consolidation of the operating results of online video portal operations since the second quarter of 2010.
Discontinued operations - WVAS and recorded music businesses
Total revenues of discontinued operations were $5.7 million in the second quarter of 2010, up 0.8% from $5.6 million in the first quarter of 2010 and down 42.4% from $9.8 million in the second quarter of 2009.

Revenues from the WVAS business were $1.8 million in the second quarter of 2010, up 1.5% from $1.7 million in the first quarter of 2010 and down 68.3% from $5.6 million in the second quarter of 2009.
Revenues from the recorded music businesses, which represent revenues of controlled music companies Freeland Music, Huayi Music (all of the Company’s equity interest in Huayi Music was sold to a third party in May 2010), Secular Bird, and Seed Music, were $3.9 million in the second quarter of 2010, remain stable compared to $3.9 million in the first quarter of 2010 and down 8.6% from $4.3 million in the second quarter of 2009.
Gross profit for the discontinued operations was $2.2 million for the second quarter of 2010, remained comparatively stable compared to $1.9 million in the first quarter of 2010 and $2.1 million in the second quarter of 2009.
Gross profit margin for the discontinued operations was 39.1% in the second quarter of 2010, 32.9% in the first quarter of 2010, and 21.3% in the second quarter of 2009. Gross profit margin for the WVAS business was 24.0% in the second quarter of 2010, 28.0% in the first quarter of 2010, and 26.7% in the second quarter of 2009. Gross profit margin for the recorded music businesses was 45.9% in the second quarter of 2010, 35.1% in the first quarter of 2010, and 14.4% in the second quarter of 2009. The general improvement in the overall gross profit margin for the discontinued operations was a result of management’s continuous resources realignments amongst WVAS and recorded music businesses.
Operating expenses for the discontinued operations totaled $3.6 million in the second quarter of 2010, $3.3 million in the first quarter of 2010, and $13.7 million in the second quarter of 2009. The operating expenses of the second quarter of 2009 included provisions for account receivable and other current assets of $3.3 million, an impairment for goodwill of $3.0 million and a write-down for intangible assets of $3.5 million for recorded music business, and severance costs of $ 0.4 million, which could be largely considered as one-off.
A disposal gain of $4.5 million in discontinued operation was recorded in the second quarter of 2010, which was related to the sale of entire equity interest in Huayi Music to Huayi Brothers Media Corporation.
Net income from discontinued operations was $2.9 million in the second quarter of 2010, compared with a net loss of $1.2 million in the first quarter of 2010, and a net loss of $9.2 million in the second quarter of 2009. The improvement in net income compared with the first quarter of 2010 was mainly driven by the disposal gain of Huayi Music of $4.5 million in the second quarter of 2010.
Overall
Net loss attributable to Ku6 Media was $11.8 million in the second quarter of 2010, $10.4 million in the first quarter of 2010, $10.9 million in the second quarter of 2009.
Net loss attributable to Ku6 Media per basic and diluted ADS was $0.40 in the second quarter of 2010, $0.37 in the first quarter of 2010, and $0.50 in the second quarter of 2009. Weighted average diluted ADS used to calculate diluted ADS per share was 29.2 million ADS in the second quarter of 2010, 27.9 million ADS in the first quarter of 2010, and 22.0 million ADS in the second quarter of 2009.
Losses before interest expense and interest income, income taxes, depreciation, and amortization (“EBITDA”, a non-GAAP measure) was $10.6 million in the second quarter of 2010, $9.5 million in the first quarter of 2010, and $10.7 million in the second quarter of 2009. A reconciliation between net loss attributable to Ku6 Media under U.S. generally accepted accounting principles (GAAP) and EBITDA is shown at the end of this news release.
As of June 30, 2010, the Company had $38.0 million in cash and cash equivalents which included the cash balance of $25.2 million transferred to Shanda with the sale of WVAS and recorded music businesses on August 17, 2010 and included in “current assets classified as held for sale”, and excluded the cash consideration of $37.2 million received from Shanda for the asset sale and purchase transaction which was completed on August 17, 2010.

The decrease of approximately $14.6 million and $20.5 million compared with the total of cash and cash equivalents and short-term investments that, as of March 31, 2010 and December 31, 2009, which totaled $52.6 million and $58.5 million respectively, is a result of the continuous investment in online video portal operations.
Recent events
On August 17, 2010, the Company announced that it has changed its name to Ku6 Media Co., Ltd., and has changed its trading symbol on the Nasdaq Global Market from HRAY to KUTV. Starting on August 17, 2010, the American Depositary Shares of Ku6 began trading on the Nasdaq Global Market under the symbol KUTV.
On August 17, 2010 the Company also announced that its chairman of board, Mr. Tianqiao Chen, would resign from his position as chairman of board effective August 17, 2010. Mr. Bruno Wu, currently an independent director of the Company and chairman of the Audit Committee of the Company board, assumed the role of chairman of board. On the same day, The Company also announced that its acting CEO, Mr. Haibin Qu, would resign from his position, effective August 17, 2010. Mr. Shanyou (Kevin) Li has assumed the role of CEO of the company. Mr. Tianqiao Chen and Mr. Haibin Qu are continuing to serve as directors of the board.
On August 17, 2010, Ku6 Media sold its WVAS and recorded music (artist development and recorded music production and distribution) businesses to Shanda. Also on August 17, 2010, Ku6 Media acquired 75% of Yisheng, an online audio business from Shanda and acquired the remaining 25% from the minority shareholder of Yisheng. These transactions are more fully described in the Company’s filings with the Securities and Exchange Commission.
Note to the financial information
The unaudited financial information disclosed above is preliminary. The results for the six months ended June 30, 2010 are not necessarily indicative of the results expected for the full year or for any future period. Adjustments to the financial statements may be made when audit work is completed, which could result in significant differences between the audited financial statements and the preliminary unaudited financial information contained in this press release.
Conference call
Ku6’s management team will host a conference call on Sunday, August 29, 2010 at 10:00 p.m., Eastern Daylight Time in New York, which is Monday, August 30, 2010 at 10:00 a.m. in Beijing and Hong Kong, to present an overview of the company’s financial performance and business operations.

Dial-in number:	U.S.A.:	+1-866-202-0886
	International:	+1-617-213-8841
	Password:	8949 9169

A replay will be available from August 30, 2010 for 7 days.

	U.S.A:	+1-888-286-8010
	International:	+1-617-801-6888
	Password:	2386 7445
A live and archived webcast of the conference call will also be available at http://phx.corporate-ir.net/playerlink.zhtml?c=187793&s=wm&e=3319395

About Ku6 Media Co., Ltd.
Ku6 Media Co., Ltd. (Nasdaq: KUTV) is a leading online video company in China. Through its two premier online brands and online video websites, www.ku6.com and www.juchang.com, Ku6 provides video information services and entertainment in China.
As a leading online video portal, www.ku6.com provides a video platform for sharing and watching user-generated content. It also provides online video news, reports, and other interactive entertainment programs for its users.
Ku6’s www.juchang.com offers a broad array of copyright compliant content, such as movies, television series, and other video programs sourced from Ku6’s global content partners, with all content having high definition quality and fast download speeds for seamless viewing. For more information about Ku6, please visit http://www.ku6.com/about/ku6/.
Hurray! Holding Co., Ltd., changed its name to Ku6 Media Co., Ltd., on August 17, 2010.
The results for the second quarter and first half of 2010 and the comparable periods of 2009 include the results of the businesses sold to Shanda on August 17, 2010 (as a discontinued operation) and do not include the results of the business purchased from Shanda on August 17, 2010.
Investors are cautioned that the size and businesses of Ku6 Media changed on August 17, 2010, and that the financial results presented here are provided as a matter of record and do not reflect Ku6 Media’s businesses as they exist from August 17, 2010 onward.
Forward-looking Statements
This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. The accuracy of these statements may be affected by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s internet video and audio portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in future periods; changes in the policies in China or the laws governing the operations and content of internet video and audio portal websites; the success of Ku6 Media’s ability to sell brand advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s (filed under the name of Hurray! Holding Co., Ltd.) annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.
For more information, please contact:
Mr. Matthew Zhao (English and Chinese)
Investor Relations Officer
Telephone +86 10 5758 6818 in Beijing
ir@ku6.com
Christensen
Mr. Tom Myers (English)
Mobile: +86 139 1141 3520 in Beijing
tmyers@christensenir.com
SOURCE: Ku6 Media Co., Ltd.
www.ku6media.com
Financial statements follow.

Ku6 Media Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets

	As of June	As of December
U.S. dollars in thousands	30, 2010	31, 2009

Assets
Current assets:
Cash and cash equivalents	$12,877	$48,489
Short-term investment	—	10,000
Accounts receivable	5,293	3,192
Prepaid expenses and other current assets	2,848	1,834
Amount due from related parties	—	63
Inventories	—	197
Current assets classified as held for sale	31,126	—

Total current assets	52,144	63,775

Deposits	—	332
Property and equipment, net	6,868	880
Acquired intangible assets, net	27,792	1,082
Goodwill	9,394	2,099
Non-current assets classified as held for sale	4,040	—

Total assets	$100,238	$68,168

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$17,883	$3,959
Accrued expenses and other current liabilities	5,763	6,261
Amount due to related parties	—	440
Income tax payable	—	655
Current deferred tax liabilities	—	12
Current liabilities classified as held for sale	8,245	—

Total current liabilities	31,891	11,327

Long-term payable	—	17
Non-current deferred tax liabilities	4,826	263
Non-current liabilities classified as held for sale	225	—

Total liabilities	36,942	11,607

Redeemable non-controlling interest	479	371

Shareholders’ equity:
Ordinary shares	146	110
Additional paid-in capital	104,089	75,190
Accumulated deficit	(52,982)	(30,859)
Accumulated other comprehensive income	10,081	9,954

Total Ku6 Media Co., Ltd. shareholders’ equity	61,334	54,395

Non-controlling interests	1,483	1,795

Total shareholders’ equity	62,817	56,190

Total liabilities and shareholders’ equity	$100,238	$68,168

Ku6 Media Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
	(in thousands of U.S. dollars, except share and per share data)

Revenues:
Wireless value-added services	—	—	—	—
Recorded music	—	—	—	—
Advertising	2,385	—	3,584	—

Total revenues	2,385	—	3,584	—

Cost of revenues:
Wireless value-added services	—	—	—	—
Recorded music	—	—	—	—
Advertising	11,196	—	17,445	—

Total cost of revenues	11,196	—	17,445	—

Gross loss	(8,811)	—	(13,861)	—

Operating expenses:
Product development	—	—	—	—
Selling and marketing	3,183	13	4,729	81
General and administrative	2,720	1,776	5,302	2,309
Total operating expenses	5,903	1,789	10,031	2,390

Operating loss from continuing operations	(14,714)	(1,789)	(23,892)	(2,390)

Interest income	17	104	26	224
Other income	—	—	—	2
Interest expense	(12)	—	(12)	—

Loss before income tax expense	(14,709)	(1,685)	(23,878)	(2,164)

Income tax expense	—	—	—	—

Net loss from continuing operations	(14,709)	(1,685)	(23,878)	(2,164)

Discontinued operations:
Net loss from discontinued operations, net of tax	(1,548)	(9,233)	(2,732)	(11,055)
Gain from disposal of discontinued operations, net of tax	4,487	—	4,487	222

Net income (loss) from discontinued operations, net of tax	2,939	(9,233)	1,755	(10,833)

Net loss	(11,770)	(10,918)	(22,123)	(12,997)
Less: Net loss attributable to the non-controlling interest	—	—	—	—

Net loss attributable to Ku6 Media Co., Ltd.	(11,770)	(10,918)	(22,123)	(12,997)

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
	(in thousands of U.S. dollars, except share and per share data)

Loss per share-basic and diluted
Loss from continuing operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	$(0.00)	$(0.00)	$(0.01)	$(0.00)
Income (loss) from discontinued operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	$0.00	$(0.00)	$0.00	$(0.01)

Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	$(0.00)	$(0.00)	$(0.01)	$(0.01)

Loss per ADS-basic and diluted
Loss from continuing operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	$(0.50)	$(0.08)	$(0.84)	$(0.10)
Income (loss) from discontinued operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	$0.10	$(0.42)	$0.06	$(0.49)

Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	$(0.40)	$(0.50)	$(0.78)	$(0.59)

Weighted average shares used in per share calculation-basic and diluted	2,923,878,244	2,196,177,940	2,851,909,649	2,195,598,573
Weighted average ADSs used in per ADS calculation-basic and diluted	29,238,782	21,961,779	28,519,096	21,955,986

The use of non-GAAP financial measures:
To supplement its consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”) in the United States, Ku6 Media uses a non-GAAP measure EBITDA, which is adjusted based on results prepared in accordance with GAAP excluding certain expenses. Ku6 Media’s management believes the use of this non-GAAP financial measure provides useful information to both management and investors by excluding certain expenses. This non-GAAP financial measure also facilitates management’s internal comparisons to the Company’s historical performance and our competitors’ operating results. Ku6 Media believes this non-GAAP financial measure is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Please see below financial table for a reconciliation of EBITDA.
Reconciliation of Net loss attributable to Ku6 Media under GAAP to EBITDA for the following periods:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
	(in thousands of U.S. dollars,		(in thousands of U.S. dollars,
	except share and per share		except share and per share
	data)		data)
Net loss attributable to Ku6 Media Co., Ltd.	$(11,770)	$(10,918)	$(22,123)	$(12,997)
Add (deduct):
Interest expense	17	3	20	6
Income tax expense (benefit)	(6)	(436)	(5)	(459)
Depreciation and amortization	1,199	739	2,078	1,534
Interest income	(35)	(135)	(68)	(275)

EBITDA	$(10,595)	$(10,747)	$(20,098)	$(12,191)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.
By:	/s/ Xiaomei Pang
	Name:	Xiaomei Pang
	Title:	General Counsel
Date: August 30, 2010